

September 7, 2012

<u>Via E-mail</u>
Mr. Patrick J. O'Dea
President and Chief Executive Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

> **Re: Peet's Coffee & Tea, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 9, 2012**
> **File No. 0-32233**

Dear Mr. O'Dea:

We have limited our review of your filing to the disclosure which is the subject of the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Letter to Shareholders</u>

1.   Please provide here, as well as in the Notice and Summary, an English translation for the phrase, "Besloten Vennootschap met beperkte aansprakelijkheid."

2.   To the extent that any director will receive benefits of the type described in Item 5 of Schedule 14A, such as different employment arrangements or potential compensation upon termination, please identify the individuals and indicate that such directors may have conflicts of interest in making the recommendations which you provide in bold type here and elsewhere in the materials.

3.   Clarify the purpose for the advisory vote, particularly given its nonbinding nature.

The Merger, page 15

Background of the Merger, page 15

4.   In your discussion of the strategic talks that took place between December 2009 and June 2012, disclose the number of companies, besides JAB, with which you discussed a potential business combination. Also disclose whether any of the potential acquirers were private equity buyers.

5.   Disclose the extent of JAB's relationship with Citigroup prior to your engagement of Citigroup as Peet's financial advisor in July 2012, or explain to us why you do not discuss this information.

6.   Discuss the status of Peet's "strategic initiative to enter the single serve market" during the pendency of the negotiations with JAB.

7.   Explain further what factors contributed to your board's finding the proposed price of $73.50 per share to be acceptable after finding the price of $72.50 to be "too low" (page 17) and after advising JAB that $72.50 per share was "not compelling." Clarify whether there was any disagreement among members of Peet's board about closing out the negotiations when the terms were accepted.

8.   Disclose to what extent your board considered contemporaneous analyst ratings and estimates in its assessment of the fairness of JAB's successive offers.

9.   Disclose precisely when JAB first indicated to Peet's management that it proposed to retain company management to lead the successor company. If this topic was the subject of negotiations, please provide the particulars, including whether any of the affected individuals participated in the related discussions. Also consider whether it is correct to refer to "arm's length negotiations" (page 21) in these circumstances, or revise accordingly.

Reasons for the Merger and Recommendation of the Board of Directors, page 20

10.   Describe "the risks associated with executing on the single serve strategy" that your board considered.

Certain Financial Projections, page 22

11.   Disclose when management prepared the financial projections given to Citigroup, Morgan Stanley and JAB, and disclose whether management ever updated the projections.

12.   Explain why you suggest that reliance "if any" should not be placed on this information.

Opinion of Citigroup Global Markets Inc., page 25

13.   Summarize all the material assumptions, procedures, matters considered, and any limitations on the scope, as required. See Item 1015(b)(6) of Regulation M-A.

14.   Please disclose, if true, that you do not currently plan to obtain an updated fairness opinion.

15.   If any data points or comparable companies or transactions were omitted from the disclosure or the presentation to the board, explain why or identify the omitted items in your revised disclosure. For example, if the advisor considered additional transactions which are not listed, explain why they were not included.

Selected Precedent Transactions Analysis, page 28

16.   With respect to the selected transactions listed on pages 29 and 30, please disclose whether any of the listed transactions was not consummated.

Other Information, page 32

17.   Where you disclose on page 32 that Citigroup noted "premiums paid in selected transactions with firm values between $0.5 billion and $1.5 billion announced between January 1, 2006 to June 30, 2012," clarify how those transactions were selected. For instance, clarify whether the transactions were in industries in which Peet's operates.

Litigation Related to the Merger, page 43

18.   Please provide updated disclosure in this section to reflect any ongoing litigation and any settlements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director